Mail Stop 3561

December 11, 2006

<u>Via U.S. Mail & Facsimile (303) 893-2882</u>
Mr. Mark Smith
President and General Counsel
Bion Environmental Technologies, Inc.
641 Lexington Ave., 17th Floor
New York, NY 10022

> **Re: Bion Environmental Technologies, Inc.**
> **Registration Statement on Form 10-SB**
> **Filed November 14, 2006**
> **File No. 000-19333**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Prospectus</u>

<u>General</u>

1. Please provide us with the basis for the following statements about yourself or your industry:

    - Page 4: that your technology "surpasses current environmental regulations for both nutrient releases to water and air emissions from livestock waste streams."

- Page 4: that Combined Animal Feeding Operations are "the single largest source of pollution in US agriculture" and for your statement on page 5 that "[a]gricultural runoff is the largest water pollution problem in the United States."
- Page 6: that your "technology platform and the proposed Projects do not involve significant technology risk."

2. Please eliminate or simplify and better define technological terms used throughout the prospectus, including:

- Page 7: "technology application re-development stage."
- Page 7: "BionSoil(R) products" and the "Bion process."
- Page 8: "point-source equivalent for mass balance analysis."
- Page 8: "platform-based system."
- Page 8: "retrofit to an anaerobic lagoon."
- Page 9: "standards-based operating permits."
- Page 9: "Bion research/validation" and "Bion validation/optimization."
- Page 14: "synthetic lagoon covers, methane digesters, multistage anaerobic lagoons and solids separators."
- Page 21: "soil amendments."

Description of Business, page 4

3. Please revise this entire section so that it provides a better discussion of how your technology is intended to operate. How does it allow integration of ethanol production, renewable energy production and on-site energy utilization in an environmentally and economically sustainable manner while reducing the aggregate capital expense and operating costs? What is the anticipated cost and how do you intend to make money with your projects, i.e., what fees do you intend to charge and how much would ethanol have to be sold for, etc., in your plan? What are the major obstacles that you face in implementing your plan?

General, page 4

4. Disclose here that your auditors have issued a going concern opinion and the reasons noted for issuing that opinion.

5. Please disclose your revenues and net loss for the year ended June, 2006 and the most recent interim period.

6. You indicate what the company "intends to focus" on in the future. Please also describe briefly here what the company has focused on in the last three years. For

example, if the focus has been on research and development, and not on production and sales, as you indicate at the top of page 9, please say so here.

Principal Products and Services, page 4

7. Please indicate the status of your efforts to appoint an "implementation management team," which you indicate you are "presently establishing." Also, consider adding a risk factor in this regard.

Industry Background, page 5

8. Please explain why the San Joaquin Valley is "critically impaired." Alternatively, delete.

9. Please delete the word "fully" before "balanced" in the fourth paragraph or provide independent verification that your technologies are in fact "fully balanced."

10. Please revise your disclosure in the first full paragraph on page 6 regarding the lack of "any experimental challenges" to your project components to comport with your disclosure on page 19 that you "have not yet completed development" in some areas and that you "anticipate a continuing need for the development of additional applications."

Development of Our Business, page 7

11. You indicate at the bottom of page 9 that you entered into an agreement with Fair Oaks Dairy Farm ("FODF") in June 2006. However, a press release on your website describing a 20-year agreement with FODF is dated May 1, 2005. Please revise your disclosure or advise.

12. In addition, please include the contract with FODF as an exhibit.

Financial and Management Crisis, page 11

13. Please describe the "[f]iduciary breaches by prior control persons of Centerpoint." Also, cross-reference your summary of related potential litigation in the first full paragraph on page 22.

Risk Factors

General

14. Please consider a risk factor on how the affair with Centerpoint "will probably continue to negatively impact [y]our ability to obtain future financing on reasonable terms," as you state on page 12.

15. Please put the risk factor headings in bold face type. In electronic format, you may satisfy this requirement by putting the risk factor headings in capital letters. Refer to Item 307 of Regulation S-T.

We have numerous agreements with related parties, page 19

16. Either list your agreements with related parties or cross-reference where in the prospectus such agreements are described.

Item 2. Management's Discussion and Analysis, page 25

17. Either delete reference to the provisions of the Private Securities Litigation Reform Act of 1995 in the second paragraph or expand your disclosure to clarify that the safe harbor offered by the Private Securities Litigation Reform Act does not apply to penny stocks like yours.

18. Please provide a plan of operation, as required by Item 303(a) of Regulation S-B.

Research and Development, page 28

19. You indicate that you hired several key consultants in fiscal year 2006. Please confirm that all material consulting contracts are included as exhibits. Refer to Item 601(b)(10) of Regulation S-B.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 32

20. You indicate that you have 8,625,996 shares issued and outstanding as of November 13, 2006. However, on page F-2 you indicate that as of June 30, 2006 you have 8,625,996 shares issued, but only 7,932,197 shares outstanding. Please revise your disclosure to resolve this discrepancy, or advise.

Item 5. Directors and Executive Officers, page 36

21. Please provide the business experience, including companies worked for and positions held, during the last five years of for all persons listed here, including

Jere Northrop, Salvatore Zizza, and David Mager. Refer to Item 401(a) of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities, page 50

22. For each sale listed, please disclose the section of the Securities Act or the rule of the Commission under which you claimed exemption from registration and the facts relied upon to make the exemption applicable. Refer to Item 701(d) of Regulation S-B.

Item 5. Indemnification of Directors and Officers, page 51

23. You indicate that your articles of incorporation and bylaws <u>permit</u> indemnification of officers and directors. Please also indicate whether you <u>have</u> provided such indemnification.

Statements of Changes in Stockholders' Equity Deficit, page F-4

24. We note that in fiscal year 2005 you issued 50,000 shares of common stock for $55,000 in deferred compensation and issued 1,325,000 warrants for $132,000 in deferred compensation and services. Also, in fiscal year 2006 you issued 30,000 shares of common stock for $60,000 in deferred compensation. Please tell us in detail how you accounted for both these transactions, including how you valued the stock issued and whether you recognized a gain or loss on the exchange and why or why not, and how that gain or loss was calculated. Please ensure your response addresses your consideration of APB 26 and FTB 80-1 and other relevant technical accounting literature, as applicable.

Notes to the Financial Statements

General

25. We note from the company's consolidated statements of stockholders' deficit that the company has been involved in numerous non-cash transactions during the past two years in which shares of the company's common stock or warrants have been issued to various parties in exchange for services. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

Note 4. Prepaid Services, page F-10

26. We note from your disclosure in Note 4 that compensation cost for non-employee options that include service conditions and have graded vesting schedules is recorded at the fair value of the options for reporting periods prior to the measurement date. Please explain to us, and disclose in your notes and Critical Accounting Policies section of MD&A, how fair value is determined.

Note 6. Promissory Notes, page F-11

27. We note that in June 2006 you issued promissory notes which may be convertible into your common shares at any time at the election of the note holders at a conversion rate of $6.00 per share. Please tell us in further detail how the conversion price associated with this note was determined and indicate whether the original terms of the notes provided for a beneficial conversion feature at the time the note was issued. If so, please explain how you accounted for this beneficial conversion feature in your financial statements. Also, explain how the amount of any beneficial conversion feature recognized was calculated or determined. Refer to the guidance outlined in EITF 98-5 and EITF 00-27.

Note 7. Convertible Debt, page F-12

28. We note that you have signed an agreement where $30,437 of unpaid consulting fees due to a vendor may be convertible into common stock at a conversion price of $2.50 per share at the vendor's option until May 1, 2007. Please tell us in further detail how the conversion price associated with these fees was determined and indicate whether the arrangement provided for a beneficial conversion feature at the time of the agreement. If so, please explain how you accounted for this beneficial conversion feature in your financial statements. Refer to the guidance outlined in EITF 01-01, EITF 98-5 and EITF 00-27.

Note 8. Convertible Notes – Affiliates, page F-12

29. We note that you have recorded the intrinsic value as of June 30, 2006 of the convertible debt issued to both Mark A. Smith and Bright Capital, Ltd. as an increase to the liability and an additional expense. Please explain in detail your rationale for the treatment used (i.e., recognition of a liability for the beneficial conversion feature) and tell us the relevant technical accounting literature that supports the treatment used. Also, tell us how you have accounted for this convertible debt, which appears to have a beneficial conversion feature, under the guidance of EITF 98-5 and 00-27. Please note that EITF 98-5 states that the intrinsic value of the beneficial conversion feature should be recorded at the

commitment date, which in this case would be the date both parties agreed to the terms of the convertible notes. See EITF 98-5 and EITF 00-27.

Note 14. Subsequent Events, page F-19

30. We note your disclosure that you signed a non-cancellable operating lease commitment for office space effective August 1, 2006. Please tell us how you have accounted for office space prior to August 1, 2006 and explain to us the nature of any lease arrangements for that office space prior to August 1, 2006. Please note that all costs of doing business, including any costs incurred by parents or principal shareholders on behalf of the company, must be reflected in your financial statements. If you have not recorded an expense for the value of office space utilized during the years ended June 30, 2006 and 2005, please revise your financial statements as necessary. Also, for any leases during the years ended June 30, 2006 and 2005, please include disclosures including a general description of the leasing arrangements, and rental expense for each period in which an income statement is presented. See SAB Topic 5T and paragraph 16 of SFAS No. 13.

Other

31. The financial statements should be updated, as necessary, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (303) 893-2882
        Russell Bean, Esq.
        Krys Boyle, P.C.